EXHIBIT 4.7

CHANGE OF CONTROL AGREEMENT

THIS AGREEMENT is dated for reference the 30 day of May, 2019 (the “Effective Date”).

BETWEEN:

AVINO SILVER & GOLD MINES LTD., a company duly incorporated pursuant to the laws of the Province of British Columbia and having its head office at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1

(the “Company”)

AND:

NATHAN HARTE, whose address is located at #102-3709 Pender Street, Burnaby, British Columbia V5C 2L2

(The “Executive”)

WHEREAS:

A. The Company is a mining and exploration company, whose common shares are listed on the TSX and the NYSE American;

B. The Executive serves as Interim Chief Financial Officer of the Company; and serves in a management capacity for the Company;

NOW THEREFORE, in consideration of the premises and the covenants and agreements of the parties hereto as hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

1.	DEFINITIONS

For the purposes of this Agreement:

“Change of Control” means the occurrence of any of the following events, whether by way of a single transaction or a series of related transactions:

(a)

any change of the holding of voting securities of the Company whereby as a result of such change a person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, hold or control, directly or indirectly, by or for the benefit of such person or persons, voting securities of the Company carrying more than 50% of the votes for the election of directors, whether such change in the holding or control of such securities occurs by way of reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, acquisition or otherwise;

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(b)	the acquisition by a person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, pursuant to a take-over bid, as defined in the applicable securities legislation or securities regulatory instruments, of voting securities of the Company that, together with the voting securities of the Company already held by such person or group, constitute 20% or more of the outstanding voting securities of the Company, if within six (6) months following take-up under such take-over bid, the Board of Directors of the Company (the “Board”) is reconstituted so that the majority of the Board comprises persons who, prior to such take-over bid, were not directors of the Company, in which case the Change of Control is deemed to occur as of the effective date of such reconstitution;

(c)	the sale or other disposition, whether by way of purchase, joint venture, exchange or otherwise, to any person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, of assets of the Company, or interests therein, having a value greater than 50% of the fair market value of the assets of the Company and any subsidiaries on a consolidated basis determined as at the date of the entering into of the transaction, if within six (6) months following completion of such disposition, the Board is reconstituted so that the majority of the Board comprises persons who, prior to such disposition, were not directors of the Company, in which case the Change of Control is deemed to occur as of the effective date of such reconstitution; or

(d)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and another corporation or other entity as a result of which the holders of voting securities of the Company prior to the completion of the transaction hold less than 50% of the outstanding voting securities of the successor corporation after completion of the transaction.

For the purposes of the foregoing definition:

(i)	the number of voting securities of the Company held by a person or group of persons will include voting securities of the Company beneficially owned by them as determined in accordance with section 1.8 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids or any successor provision;

(ii)	a person is affiliated with the Company if one of them is controlled by the other or each of them is controlled by the same person; and

(iii)	an issuer is controlled by a person if voting securities of the issuer are held, other than by way of security only, by or for the benefit of the person and those voting rights entitle the holder to elect a majority of the directors of the issuer.

“Good Reason” shall mean the occurrence of any of the following events without the Executive’s written consent:

(a)	a material diminution of the Executive’s title, authority, status, duties or responsibilities;

(b)	any reduction of the base salary of the Executive;

(c)	a material breach by the Company of this Agreement; or

(d)	a relocation of the principal place of work of the Executive by more than 50 kilometres.

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2.	TRIGGERING EVENT & PAYMENT

If a Change of Control occurs, and the Executive’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or the Executive resigns from his employment for Good Reason during such six (6) month period, then the Executive shall be entitled to receive from the Company an amount equal to the Executive current monthly base salary multiplied by twelve (12) months which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

This Agreement is entered into for the benefit of both the Company and Executive to ensure, among other things, the ability of the Company to fulfil its business plans. However, by entering into this Agreement, the Company and Executive agree that the Company is not guaranteeing continued employment with the Executive.

The parties have had the opportunity to seek independent legal advice.

IN WITNESS WHEREOF this Agreement has been executed as of the Effective Date.

AVINO SILVER & GOLD MINES LTD.

Per: “Gary Robertson”

Authorized Signatory

EXECUTIVE

Nathan Harte, CPA

Nathan Harte

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